CW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02022912

RECEIVED
MAY 3 0 2002
SEC SECTION
WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28663

FV 5/31/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royce Fund Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1414 Avenue of the Americas
(No. and Street)

New York NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom PALASITS 212-508 4561
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Diederich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royce Fund Services, as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Esperanza L. Spaulding
Notary Public

ESPERANZA L. SPAULDING
Notary Public State of New York
No. 4644157
Qualified in Bronx County
Commission Expires January 31, 06

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROYCE FUND SERVICES, INC.

(a wholly-owned subsidiary of Royce & Associates, Inc.)

Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission

March 31, 2002

Royce Fund Services, Inc.
(a wholly-owned subsidiary of Royce & Associates, Inc.)

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Board of Directors and Stockholder of
Royce Fund Services, Inc.:

In our opinion, the accompanying statement of financial position and the related statements of earnings, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Royce Fund Services, Inc. (the "Company"), a wholly-owned subsidiary of Royce & Associates, Inc., at March 31, 2002, and the results of its operations and its cash flows for the period from January 1, 2001 to March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that ouraudit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 3, 2002

Royce Fund Services, Inc.
(a wholly-owned subsidiary of Royce & Associates, Inc.)
Statement of Financial Condition
March 31, 2002

Assets		
Cash	$	385,519
Deferred sales charges, net of accumulated amortization of $98,714		155,166
Receivable from Parent		3,840
Other assets		2,691
Total assets	$	547,216
Liabilities and Stockholder's Equity		
Accrued commissions	$	197,361
Total liabilities		197,361
Stockholder's equity:		
Common stock, $1 par value; authorized 20,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		259,000
Retained earnings		89,855
Total stockholder's equity		349,855
Total liabilities and stockholder's equity	$	547,216

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(a wholly-owned subsidiary of Royce & Associates, Inc.)
Statement of Earnings
For the Period* Ended March 31, 2002

Revenues:	
Distribution fees, net of waivers	$ 1,656,609
Expenses:	
Distribution related payments to brokers	1,395,187
Printing	111,610
Amortization	66,346
Other	28,593
Total expenses	1,601,736
Earnings before income taxes	54,873
Income tax benefit	5,100
Net earnings	$ 59,973

* Commencement of period was January 1, 2001.

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(a wholly-owned subsidiary of Royce & Associates, Inc.)
Statement of Changes in Stockholder's Equity
For the Period Ended March 31, 2002

	Number of Shares	Common Stock	Additional Paid-In Capital	Net Earnings	Total Stockholder's Equity
Balance at January 1, 2001 (as restated)	1,000	$ 1,000	$ 259,000	$ 29,882	$ 289,882
Net earnings		-	-	59,973	59,973
Balance at March 31, 2002	1,000	$ 1,000	$ 259,000	$ 89,855	$ 349,855

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(a wholly-owned subsidiary of Royce & Associates, Inc.)
Statement of Cash Flows
For the Period Ended March 31, 2002

Cash flows from operating activities:	
Net earnings	$ 59,973
Non-cash items included in earnings:	
Amortization	66,346
Net changes in assets and liabilities:	
Other assets	(15,081)
Deferred sales charges	(53,014)
Receivable from Parent	(3,840)
Accrued commissions	130,627
Cash provided by operating activities	185,011
Cash at beginning of period	200,508
Cash at end of period	$ 385,519

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Royce Fund Services, Inc. (the "Company"), is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Royce & Associates, Inc. (the "Parent"), which is a wholly-owned subsidiary of Legg Mason, Inc. ("Legg Mason") is the distributor of shares of The Royce Fund, an open-end registered investment company which has multiple portfolios (hereinafter referred to as the "Fund"). On October 1, 2001, Legg Mason completed the acquisition of Royce & Associates, Inc. for an initial cash payment of $115,000,000 plus acquisition costs of $1,059,000. The allocation of the purchase price was:

	(in thousands)
Liabilities, net	$ (829)
Fixed assets	1,272
Trade name	7,700
Asset management contracts	5,700
Mutual fund contracts	99,200
Goodwill	3,016
Total purchase price	$ 116,059

No purchase price has been pushed down to the Company. The fair value of the asset management contracts of $5,700,000 is being amortized over an average life of seven years. The value of the trade name, goodwill and mutual fund contracts are not subject to amortization.

The transaction also included three contingent payments based on the Parent's revenue growth for the years ending on the third, fourth and fifth anniversaries of closing, with the aggregate purchase price to be no more than $215,000,000. In connection with the acquisition, the Company changed its year-end from December 31 to March 31 to conform to Legg Mason. Accordingly, for regulatory purposes, the financial statements are presented for the fifteen-month period from January 1, 2001 to March 31, 2002.

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing and servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of such Funds.

As compensation for its services, the Company is entitled to receive from the assets of the Consultant Classes of Pennsylvania Mutual Fund, Royce Trust & GiftShares Fund, Royce Total Return Fund and Royce Micro Cap Fund, a monthly fee equal to1% per annum of their respective average net assets. For the period ended March 31, 2002, the Company voluntarily waived $319,455 of such fees for Pennsylvania Mutual Fund Consultant Class. The Company is also entitled to receive .25% per annum of the respective average net assets of Royce Low-Priced Stock Fund, Royce Trust & GiftShares Fund Investment Class and the Financial Intermediary Class of Royce Opportunity Fund. For the period ended March 31, 2002, the Company voluntarily waived fees of $2,135,390 and $33,369 from Royce Low-Priced Stock Fund and Royce Trust & GiftShares Fund Investment Class, respectively. In addition, the Pennsylvania Mutual Fund, Royce Trust & GiftShares Fund and Royce

Micro Cap Fund Consultant Classes have contingent deferred sales charges that may be imposed on redemptions of such shares.

The Parent provides administrative services to the Company at no cost.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company believes it has no credit risk with respect to those accounts.

Use of Estimates
The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America which require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

Securities Transactions
Revenues and related expenses for transactions with customers are recorded on a trade date basis.

2. Accounting for Distribution Fee Payments

The Company has determined that the accounting for distribution fee payments to brokers on fund shares with contingent deferred sales charges and a Rule 12b-1 plan was not in accordance with accounting principles generally accepted in the United States of America. As a result, the Company restated their retained earnings balance at January 1, 2001 by an increase of $151,582.

The change in accounting related to distribution fee payments paid by the Company in connection with Consultant Class shares. In 1985, the Financial Accounting Standards Board announced that fees paid by a distributor in connection with shares of a fund, when a distributor receives both a contingent deferred sales charges and a distribution fee pursuant to Rule 12b-1 should be capitalized as an asset. As a result, amounts incurred and paid by the Company related to Consultant Class shares should have been capitalized and amortized instead of expensed as incurred in accordance with Emerging Issues Task Force Issue 85-24, "Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge."

3. Income Taxes

Prior to the October 1, 2001 acquisition of the Parent by Legg Mason, the Company was a qualified subchapter S corporation and not subject to federal or state income taxes. Accordingly, the tax expense attributable to its operations accrued directly to its shareholders and there is no tax expense for the Company prior to the date of acquisition. The pre-tax loss incurred after the date of acquisition is included in the U.S. consolidated return with Legg Mason. The income tax benefit consists of:

Federal	$	(3,840)
State		(1,260)
	$	(5,100)
Current	$	(3,840)
Deferred		(1,260)
	$	(5,100)

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined. Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital, as defined, would fall below specified levels. At March 31, 2002, the Company had net capital, as defined, of $188,158, which exceeded required net capital by $175,001.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through a transfer agent on a fully-disclosed basis.

SUPPLEMENTAL SCHEDULE

Royce Fund Services, Inc.
(a wholly-owned subsidiary of Royce & Associates, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2002

Total capital and allowable subordinated liabilities		$ 349,855
Deductions and/or charges		
Total non-allowable assets	$ 161,697	
Total deductions and/or charges		(161,697)
Net capital before haircuts on securities positions		188,158
Haircuts on securities positions		-
Net capital		$ 188,158
Computation of Alternate Net Capital Requirement		
Computed net capital required (6 2/3% of total aggregate indebtedness)	$ 13,157	
Minimum dollar net capital requirement	5,000	
Net capital requirement		$ 13,157
Excess net capital		$ 175,001
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 168,422
Total aggregate indebtedness		$ 197,361
Percentage of aggregate indebtedness to net capital		105.0%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, Inc. and included in its unaudited Part II FOCUS filing as of the same date.

Royce Fund Services, Inc.

(a wholly-owned subsidiary of Royce & Associates, Inc.)

Computation of Determination for Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of March 31, 2002

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through a transfer agent on a fully-disclosed basis.

OTHER INFORMATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of Royce Fund Services, Inc.:

In planning and performing our audit of the financial statements and supplemental scheduleof Royce Fund Services, Inc. (the "Company") for the period January 1, 2001 through March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

n

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers to perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance and assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report of intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Incorporated, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 3, 2002